Exhibit 99.2

GLOBAL-E US Inc 200 West 41st Street New York New York 10036

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Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time, May 10, 2026. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:	V18088-P92190	KEEP THIS PORTION FOR YOUR RECORDS
THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.		DETACH AND RETURN THIS PORTION ONLY

GLOBAL-E ONLINE LTD.

The Board of Directors recommends you vote FOR the following proposals

1	To re-elect each of Nir Debbi and Anna Jain Bakst as a Class II director, to hold office until the close of the Company’s annual general meeting of shareholders in 2029, and until their respective successors are duly elected and qualified.				4	To approve amendments to the equity compensation terms of the Company’s non-employee directors.	For	Against	Abstain
							☐	☐	☐

					5	To authorize the Company’s Chief Executive Officer, Amir Schlachet, to serve as the chairperson of the Company’s board of directors for a period of three years.	☐	☐	☐
	Nominees	For	Against	Abstain
	1a. Nir Debbi	☐	☐	☐	6
To approve the re-appointment of Kost, Forer, Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, as the Company’s Independent registered public accounting firm for the year ending December 31, 2026 and until the next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.
							☐	☐	☐
	1b. Anna Jain Bakst	☐	☐	☐

2	To approve the Company’s amended and restated compensation policy for executive officers and directors.	☐	☐	☐

3	To approve amendments to the compensation terms of the Company’s co-founders.	☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting: The Notice and Proxy Statement and Annual Report on Form 20-F are available at www.proxyvote.com.
V18089-P92190

GLOBAL-E ONLINE LTD.
Annual General Meeting of Shareholders
To be held May 11, 2026
This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoint(s) Amir Schlachet, chief executive officer, and Oded Griffel, general counsel of the Company, or either of them, as proxies, each with the power to appoint his substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares of GLOBAL-E ONLINE LTD. that the shareholder(s) is/are entitled to vote at the Annual General Meeting of Shareholders to be held at 4:00 PM (Israel time) on May 11, 2026, at the Company’s headquarters at 9 Hapsagot, Petach-Tikva, 4951041, Israel, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

IMPORTANT NOTE: By voting, whether by means of the enclosed proxy card, via telephone or internet voting, you will be deemed to confirm to the Company that you do not have a personal interest in Proposal Nos. 2 and 5 and in the event that Proposal No. 2 is not approved, in Proposal Nos. 3 and 4, and that you are not a controlling shareholder under the Israeli Companies Law, 5759-1999, (an “Interested Shareholder”). If you are an Interested Shareholder, please notify us at our headquarters at 9 HaPsagot, Petah-Tikva, 4951041, Israel, upon prior notice and during regular working hours (telephone number: +972-73-2605078), or at corporate@global-e.com (in which case your vote will only count for or against the ordinary majority, and not for or against the special majority, required for the approval of Proposal Nos. 2 and 5, and in the event that Proposal No. 2 is not approved, Proposal Nos. 3 and 4). If your ordinary shares are held in “street name” by your broker, bank or other nominee and you are an Interested Shareholder, you should notify your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence. Please see the Company’s Proxy Statement for the definition of “Interested Shareholder” and a further explanation as to who may be considered a controlling shareholder or may have a personal interest in the vote.
This proxy also delegates, to the extent permitted by applicable law, discretionary authority to vote with respect to any other business which may properly come before the annual general meeting or any adjournment(s) or postponement(s) thereof, according to their best judgment in the interest of the Company.

Any and all proxies heretofore given by the undersigned are hereby revoked.

Continued and to be signed on reverse side